

Mail Stop 7010

December 29, 2008

Mr. Francis C. Boyle, Jr.
Acting CFO & VP, Controller
Barnes Group Inc.
123 Main Street
Bristol, CT 06011

> **RE: Form 10-K for the fiscal year ended December 31, 2007**
> **Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and**
> **September 30, 2008**
> **File No. 1-4801**

Dear Mr. Boyle:

We have reviewed your response letter dated December 3, 2008 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17</u>

<u>Liquidity and Capital Resources, page 25</u>

2. We have reviewed your response to prior comment 3. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements.   For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. To the extent EBITDA is not computed as commonly defined, please also revise the title you use so that it conveys this. One choice may be to call it adjusted EBITDA. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

<u>Item 8 – Financial Statements and Supplementary Data</u>

<u>Note 1 – Summary of Significant Accounting Policies, page 37</u>

3. We have reviewed your response to prior comment 6. Please enhance your accounting policies footnote to disclose that you allocate a portion of depreciation and amortization to cost of sales.

<u>FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 20, 2008</u>

<u>General</u>

4. Please address the above comments in your interim filings as well, as applicable.

<u>Item 4 – Controls and Procedures, page 24</u>

5. We have reviewed your response to prior comment 11. Item 308(c) of Regulation S-K requires disclosure of changes to internal control over financial reporting during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If there were no changes, we believe you should disclose as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brigitte Lippmann, Staff Attorney, at (202) 551-3713 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief